

02003153

3/6/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C. FEB 2 8 2002

RECEIVED FEB 28 2002

SEC FILE NUMBER
8-33133

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **J.J.B. HILLIARD, W.L. LYONS, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 SOUTH FOURTH STREET / HILLIARD LYONS CENTER

(No. and Street)

LOUISVILLE	KENTUCKY	40202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James W. Stuckert, Chairman and Chief Executive Officer **(502) 588-8400**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

One Oxford Centre	Pittsburgh	Pennsylvania	15219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VK 3-26-02

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, JAMES W. STUCKERT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of J.J.B. HILLIARD, W.L. LYONS, INC., as of December 31, 2001, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statement of the company has been made available to all company members and allied members, the New York Stock Exchange, Inc. and other regulatory agencies.

Signature

Chairman and Chief Executive Officer

Title

Notary Public

My Commission expires: October 13, 2003

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Statement of Financial Condition

J.J.B. Hilliard,
W.L. Lyons, Inc.

As of December 31, 2001
with Report of Independent Auditors

J.J.B. Hilliard, W.L. Lyons, Inc.

Audited Statement of Financial Condition

December 31, 2001

Contents



Ernst & Young LLP
One Oxford Centre
Pittsburgh, Pennsylvania 15219

Phone: (412) 644-7800
www.ey.com

Report of Independent Auditors

To the Board of Directors and Shareholder
of J.J.B. Hilliard, W.L. Lyons, Inc.

We have audited the accompanying statement of financial condition of J.J.B. Hilliard, W.L. Lyons, Inc. (the "Company") as of December 31, 2001. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of J.J.B. Hilliard, W.L. Lyons, Inc. at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

February 15, 2002

Ernst & Young LLP

J.J.B. Hilliard, W.L. Lyons, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 28,079,175
Securities owned, at market value	17,192,101
Receivables from brokers, dealers and clearing organizations	12,740,520
Receivables from customers	316,174,937
Receivables from affiliate	361,615
Notes receivable from employees	15,230,315
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $8,186,549)	8,575,378
Exchange memberships, at cost (market value of $3,073,500)	2,317,000
Goodwill (net of accumulated amortization of $16,048,608)	114,082,839
Other	28,039,770
Total assets	$542,793,650
Liabilities	
Short-term borrowings	$100,000,000
Drafts payable	48,879,037
Securities sold, not yet purchased, at market value	4,923,087
Payables to brokers, dealers and clearing organizations	9,568,729
Payables to customers	98,810,876
Other	42,563,797
Total liabilities	304,745,526
Subordinated liability	235,000,000
Shareholder's equity	
Common stock, no par value	
Authorized: 1,000 shares	
Issued: 566 shares	3,686,486
Accumulated deficit	(638,362)
Total shareholder's equity	3,048,124
Total liabilities and shareholder's equity	$542,793,650

See accompanying Notes to Statement of Financial Condition.

J.J.B. Hilliard, W.L. Lyons, Inc.

Notes to Statement of Financial Condition

December 31, 2001

1. Business

J.J.B. Hilliard, W.L. Lyons, Inc. (the "Company") is a wholly owned subsidiary of PNC HL Holding Corp. (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of various exchanges and the National Association of Securities Dealers, Inc. The Company is engaged in various securities related activities including retail brokerage, securities trading, investment banking and asset management. The Company serves a diverse group of individual investors and domestic companies and is principally located in the eastern half of the United States.

2. Accounting Policies

Basis of Financial Statement Presentation

The statement of financial condition have been prepared in conformity with accounting principles generally accepted in the United States. In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the amounts reported. Actual results will differ from such estimates and the differences may be material to the statement of financial condition.

Revenue Recognition

Proprietary securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, are recorded at market value based upon quoted market prices. Customers' securities transactions are reported on a settlement date basis.

Securities Borrowed and Loaned

Securities borrowed and securities loaned are included in receivables from and payables to brokers, dealers and clearing organizations. Securities borrowed and securities loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The amount of collateral deposited for securities borrowed or collected for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and securities loaned daily, with additional collateral deposited or excess refunded as necessary.

2. Accounting Policies (continued)

Securities Borrowed and Loaned (continued)

At December 31, 2001, the Company obtained securities with a fair value of $5,844,000, under securities borrowed arrangements, all of which have been either pledged or otherwise transferred to others to satisfy its commitments under proprietary and customer short sales.

Depreciation and Amortization

Furniture and equipment are depreciated over their estimated economic lives, generally one to seven years, using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Goodwill

Effective December 1, 1998 (the "merger date"), the Company's former parent, Hilliard Lyons, Inc. ("HL"), merged with and into PNC in accordance with the Agreement and Plan of Merger, dated August 20, 1998, between HL and PNC. As a result of the merger, the Company became an indirect wholly owned subsidiary of PNC. The merger was accounted for on the Company's financial statements using the purchase method of accounting and resulted in the recording of $130,131,447 of goodwill, which has been amortized through December 31, 2001 on a straight-line basis using 25-year life.

On a periodic basis, management reviews goodwill and evaluates for events or changes in circumstances that may indicate impairment in the carrying amount of such assets. In such instances, impairment, if any had been measured on an undiscounted cash flow basis.

In July 2001, the FASB issued SFAS No. 142, " Goodwill and Other Intangible Assets," which changes the accounting for goodwill from an amortizing approach to an impairment-only approach. The amortization of goodwill, including goodwill recognized relating to past business combinations, will cease upon adoption of the new standard. Impairment testing for goodwill at a reporting unit level will be required on at least an annual basis. The new standard also addresses other accounting matters, disclosure requirement and financial statement presentation issues relating to goodwill and other intangible assets.

2. Accounting Policies (continued)

Goodwill (continued)

The Company adopted SFAS No. 142 effective January 1, 2002. The Company has not yet completed a preliminary transitional impairment test to determine the impact on the carrying value of goodwill.

3. Securities Owned and Securities Sold, Not Yet Purchased

December 31, 2001	Owned	Sold, Not Yet Purchased
Certificates of deposit	$ 84,059	$ -
U.S. Government obligations	3,412,198	884,140
State and municipal government obligations	6,647,378	88,893
Corporate obligations	324,955	1,873,715
Stocks	5,509,500	2,076,339
Other	1,214,011	-
	$17,192,101	$4,923,087

U.S. Government obligations with a market value of approximately $1,247,000, which are included in the table above, were pledged as collateral with a clearing organization. Other securities owned includes an investment in a money market fund managed by an affiliate of PNC of $1,213,000.

4. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

December 31, 2001	Receivable	Payable
Securities failed-to-deliver/receive	$ 724,201	$1,541,345
Securities borrowed / loaned	6,025,200	3,939,688
Amounts due from/to brokers and dealers through clearing organizations	3,147,917	2,629,160
Other	2,843,202	1,458,596
	$12,740,520	$9,568,729

Receivables related to securities failed-to-deliver or securities borrowed are collateralized by the underlying securities. The market value of such securities at December 31, 2001 approximates the amount of receivables from brokers, dealers and clearing organizations.

4. Receivables from and Payables to Brokers, Dealers and Clearing Organizations (continued)

Receivables for securities borrowed includes $2,097,000 due from PNC Capital Markets, Inc., a subsidiary of PNC.

5. Short-Term Borrowings

The Company maintains aggregate lines of credit of $800,000,000 with various institutions, including a $300,000,000 variable-rate secured line of credit with PNC Bank, N.A., a subsidiary of PNC and a $350,000,000 variable-rate unsecured line of credit with PNC Funding Corp., an affiliate of PNC. At December 31, 2001, $100,000,000 of the secured line was outstanding. The rate charged at December 31, 2001 was 2.02%.

6. Subordinated Liability

On October 2, 2000, the Company obtained a fixed rate subordinated loan in the amount of $235,000,000 from the Parent, which is included as regulatory capital for purposes of computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"). In addition, at the same time, the Company obtained a variable rate revolving subordinated credit facility in the amount of $100,000,000 from the Parent, which to the extent drawn on, is included as additional regulatory capital for purposes of computing net capital under SEC Rule 15c3-1. No amount was drawn on the variable rate revolving subordinated credit facility at December 31, 2001.

The fixed rate subordinated loan is unsecured, bears interest at 9%, and is scheduled to mature in October 2006. Management believes the carrying amount of this liability approximates its fair value based on regulatory and covenant restrictions.

7. Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving off-balance sheet financial instruments, including securities sold short and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

7. Financial Instruments with Off-Balance Sheet Risk (continued)

The obligation for financial instruments sold short represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the financial statements. Exposure to market risk is managed by the Company through position limits and other controls, and by entering into offsetting securities transactions.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These transactions may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans or other borrowings. At December 31, 2001, the Company had $167,460,000 of customer securities pledged as collateral. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

8. Regulatory Matters

As a registered broker/dealer and member of the New York Stock Exchange, Inc., the Company is subject to SEC Rule 15c3-1. The Company calculates its net capital using the alternative method. SEC Rule 15c3-1 requires the Company to maintain minimum net capital equal to the greater of 2% of aggregate debit items, as defined, or $1,000,000. In addition, SEC Rule 15c3-1 also requires that the ratio of net capital to aggregate debits, both as defined, not be less than 2 to 1. A reduction in business is required and cash dividends and other payments would be precluded if the ratio falls below 5 to 1. At December 31, 2001, the Company's ratio of net capital to aggregate debits was 24.26 to 1. Net capital was $80,928,402, which exceeded the minimum required amount by $74,256,670.

9. Commitments

In the normal course of business, the Company enters into underwriting and when-issued commitments. The Company had no contractual commitments relating to underwriting agreements or purchases of securities on a when-issued basis at December 31, 2001.

In accordance with industry practice, the Company generally settles transactions executed on behalf of its customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. Settlement of these transactions has not had a material effect on the Company's statement of financial condition.

The Company leases certain of its branch sales offices and telephone and computer equipment under non-cancelable leases expiring between 2002 and 2010. Certain of these leases contain renewal options and include a provision for escalation of rentals based upon inflationary factors. Minimum annual rental payments under these leases are as follows:

2002	$ 6,573,000
2003	4,036,000
2004	2,825,000
2005	1,587,000
2006	731,000
Thereafter	762,000

10. Litigation

The Company and persons to whom the Company may have indemnification obligations, in the normal course of business, are subject to various pending and threatened lawsuits in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not at the present time anticipate the ultimate aggregate liability, if any, arising out of such lawsuits will have a material adverse effect on the Company's financial position. At the present time, management is not in a position to determine whether any such pending or threatened litigation will have a material adverse effect on the Company's results of operations in any future reporting period.

11. Employee Benefit Plan

The Company sponsors a contributory profit sharing plan, which covers substantially all employees. Company contributions to the plan include matching of employee contributions and discretionary amounts determined by the Company's Executive Compensation Committee. An affiliate manages certain assets of the profit sharing plan on Hilliard's behalf.

The Company has a deferred sales bonus program for certain financial consultants. At December 31, 2001, $4,833,000 is accrued for this program and is included in other liabilities.

12. Other Related Party Transactions

Cash includes cash on deposit with an affiliate of $19,268,000. The deposit with affiliate is available for use against the drafts payable of $47,046,000 due to cross-collateral provisions.

Credit extended to officers of the Company, included within customer receivables, is $4,027,000 at December 31, 2001. Customer receivables also include $5,077,000 of receivables due from affiliates for margin transactions.

The Company receives investment advisory fees for managing certain affiliated mutual funds, performs shareholder accounting services for the affiliated mutual funds and also provides operational support.

The Company clears securities transactions for an affiliate under a security clearing agreement. The Company also receives commissions on behalf of this affiliate that is subsequently remitted to the affiliate. At December 31, 2001, the Company owed $4,138,000 to the affiliate for commissions received on the affiliate's behalf, which is included in other liabilities.

12. Other Related Party Transactions (continued)

The Company has participated in the placement of new issues of mutual funds managed by an affiliated and also distributes affiliate products. In the normal course of business, the Company may also execute securities transactions with affiliates.

13. Income Taxes

The Company is included in the consolidated federal income tax return of PNC, and the related income taxes are allocated to the subsidiary companies in proportion to their respective taxable income or loss, as adjusted for their permanent differences and tax credits. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Such allocation includes state income taxes.

A deferred tax asset of $6,427,000 is included in other assets and a deferred tax liability of $1,695,000 is included in other liabilities on the statement of financial condition. Temporary differences, which give rise to the deferred taxes, are deferred sales bonuses, capitalized system conversion expenses, other reserves and accelerated depreciation. Management has determined that a valuation allowance for the deferred tax asset was not necessary primarily due to the Company's taxable income position in the prior carryback years.